October 1, 2008

VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
Attention:  Jim B. Rosenberg, Senior Assistant Chief Accountant

Re:	POZEN Inc. (the “Company”)
Form 10-K for the Fiscal Year Ended December 31, 2007
Schedule 14A Definitive Proxy Statement filed April 4, 2008
File No. 0-31719

Dear Mr. Rosenberg:

This letter is being submitted in response to the verbal comments received from the Securities and Exchange Commission (the “Commission”) on September 23, 2008, in connection with the Company’s response, dated September 5, 2008, to the Commission’s comment letter dated August 25, 2008, relating to the foregoing Form 10-K for the Fiscal Year Ended December 31, 2007 and Schedule 14A Definitive Proxy Statement filed April 4, 2008 (the “Response”).

Please be advised that the Company hereby supplements its Response with the information contained below.  For your convenience, we have set forth each verbal comment and have included each response below the relevant comment.

Form 10-K for the fiscal year ended December 31, 2007

Financial Information

Note 2: License Agreements, page F-14

1. We note that under the collaboration and license agreement with AstraZeneca AB, there is no final decision-making authority in the joint steering committee once the “Initial Pozen Product” is approved.  Please explain as to what other products could be approved under the collaboration and license agreement and what obligations you have with respect to those products, as well as any compensation that the Company may receive relating to such products and why you appear to recognize the upfront license fees associated with both the original contract and the first amendment over the estimated development period of the first product.

1414 Raleigh Road • Suite 400 • Chapel Hill, NC 27517

Telephone 919/913-1030 • Telefax 919/913-1039

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           Under the terms of the August 2006 Collaboration and License Agreement (“2006 Agreement”) with AstraZeneca AB (“AZ”), as amended by the September 2007 Amendment No. 1 (“2007 Amendment”), the Company granted AZ rights to develop and commercialize products containing gastroprotective agents, including proton pump inhibitors and H2 receptor antagonists, and NSAIDs other than aspirin in single fixed combination dosage forms.  The Company’s obligations under the 2006 Agreement to assist AZ in the development of such products are expressly limited to the conduct of certain specified development activities relating to the “Initial Pozen Product,” an esomeprazole and naproxen combination currently in development.  The Company has no obligation to conduct development activities with respect to future products which may be developed by AZ under the 2006 Agreement.  Consistent with these limitations on the Company’s development obligations, the 2006 Agreement clearly specifies that the role of Joint Steering Committee is expressly limited to providing “strategic guidance to the GPT (i.e., Global Product Team) in decisions pertaining to the Initial POZEN Product”.  Therefore, after the development of the Initial POZEN Product is completed, the mandate of the Joint Steering Committee will have been fulfilled and the Company’s participation in such committee will cease.  Accordingly we concluded that the upfront payment is recognized over the estimated period of obligation, involvement and responsibility – through the estimated NDA approval / transfer date of the Initial Pozen Product.

2. Please provide your proposed language to be included in your periodic filings which explains your joint steering committee participation rights and obligations, the length of time each committee is in existence and whether you consider committee participation to be a deliverable or separate unit of accounting.

           The Company proposes to include the following language with the summary of the 2006 Agreement and 2007 Amendment in the applicable note (Note 2) to its financial statements in its periodic filings commencing with its quarterly report on Form 10-Q for the quarter ended September 30, 2008:

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Under the terms of the agreement, our representatives are members of both the Global Product Team and the Joint Steering Committee.  The Global Product Team’s only commercialization responsibilities are to develop AstraZeneca’s commercial launch and marketing plans. The Joint Steering Committee reviews recommendations from the Global Product Team regarding the U.S. development plan and resolves disputes of the Global Product Team.  In the event of a Joint Steering Committee dispute, our chief executive officer or designee will have the final decision-making authority only with respect to any such disagreement arising out of either (i) core development activities (other than decisions pertaining to dose selection or initial product labeling) or (ii) additional development activities, but only to the extent that such activities are required by the FDA to obtain NDA approval in the U.S. of the initial product.  The chief executive officer or designee of AstraZeneca will have the final decision-making authority with respect to disagreement relating to all other matters.

In reviewing the terms of the executed agreement and considering the provisions of EITF 00-21, Revenue Arrangements with Multiple Deliverables, we concluded that our involvement in the Global Product Team and the Joint Steering Committee during the development phase of the collaboration represents a substantive performance obligation or deliverable as defined in EITF 00-21.  Following FDA approval of the NDA, we believe that participation on the Global Product Team and the Joint Steering Committee represents a right and a governance role only, rather than a substantive performance obligation.  Given that the participation on the Global Product Team and Joint Steering Committee during the development phase do not meet criteria in paragraph 9 of EITF 00-21 for separation (e.g., no separate identifiable fair value), we concluded that this deliverable would be combined with the upfront payments received and treated as a single unit-of-accounting for purposes of revenue recognition.  We recognize the combined unit of accounting over the estimated period of obligation, involvement and responsibility – through the estimated NDA approval / transfer date, which coincides with its substantive obligation to serve on the Global Product Team and the Joint Steering Committee.

* * *

The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

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•	staff comments and changes in the Company’s disclosure in the filings in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned at (919) 913-1030 if you should have any questions or comments with regard to these responses.

Sincerely,

/s/ William L. Hodges
William L. Hodges

cc:	John R. Platchetka, POZEN
Gilda M. Thomas, Esq., POZEN
John Barnhardt, POZEN
Andrew P. Gilbert, Esq., Morgan Lewis & Bockius LLP

DB1/62144628.3